Company – Lend Lease Corporation Limited
File No 82-3498



**Lend Lease**
CORPORATION

30 April 2003



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL



Dear Sir

Re: **Company: Lend Lease Corporation Limited**
**File No: 82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

| Date | Document |
|---|---|
| 30 April 2003 | Announcement to Australian Stock Exchange<br>Appendix 3B - New Issue Announcement, Application for Quotation of Additional Securities and Agreement |
| 30 April 2003 | Australian Securities and Investments Commission<br>Form 207 - Notification of Share Issue |
| 30 April 2003 | Announcement to Australian Stock Exchange<br>Appendix 3Y – Change of Director's Interest Notice - J K Conway |
| 30 April 2003 | Announcement to Australian Stock Exchange<br>Appendix 3Y – Change of Director's Interest Notice - D A Crawford |
| 30 April 2003 | Announcement to Australian Stock Exchange<br>Appendix 3Y – Change of Director's Interest Notice - P C Goldmark |
| 30 April 2003 | Announcement to Australian Stock Exchange<br>Appendix 3Y – Change of Director's Interest Notice - R A Longes |

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours faithfully

S. Sharpe

**S J Sharpe**
Company Secretary

Ju 6/2



Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

30 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Nine (9) pages


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH, D.C.
181
SECTION

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3B**

Attached is Appendix 3B (New Issue Announcement, Application for Quotation of Additional Securities and Agreement) in relation to the allotment of shares pursuant to the Company's Non-Executive Directors' Share Ownership Plan (as approved by shareholders at the 2000 Annual General Meeting) and the Share Purchase Plan.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

LEND LEASE CORPORATION LIMITED

ABN

32 000 226 228


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 12 2003
WASH. D.C.
181

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | ORDINARY SHARES |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 3,005,227 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | SHARES ALLOTTED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN (AS APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING) AND THE SHARE PURCHASE PLAN |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | YES |
| 5 | Issue price or consideration | $8.71 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | SHARES ALLOTTED PURSUANT TO THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN (AS APPROVED BY SHAREHOLDERS AT THE 2000 ANNUAL GENERAL MEETING) AND THE SHARE PURCHASE PLAN |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 30 APRIL 2003 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 441,513,642 | ORDINARY SHARES |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | N/A | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | RANK EQUALLY FROM THE DATE OF ALLOTMENT WITH ALL OTHER EXISTING ORDINARY SHARES |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | N/A |
| 12 | Is the issue renounceable or non-renounceable? | N/A |
| 13 | Ratio in which the +securities will be offered | N/A |
| 14 | +Class of +securities to which the offer relates | N/A |
| 15 | +Record date to determine entitlements | N/A |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | N/A |
| 17 | Policy for deciding entitlements in relation to fractions | N/A |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | N/A |
| 19 | Closing date for receipt of acceptances or renunciations | N/A |

| | | |
|---|---|---|
| 20 | Names of any underwriters | N/A |
| 21 | Amount of any underwriting fee or commission | N/A |
| 22 | Names of any brokers to the issue | N/A |
| 23 | Fee or commission payable to the broker to the issue | N/A |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | N/A |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | N/A |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | N/A |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | N/A |
| 28 | Date rights trading will begin (if applicable) | N/A |
| 29 | Date rights trading will end (if applicable) | N/A |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | N/A |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | N/A |

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A |
| 33 | +Despatch date | N/A |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 30/4/2003
(~~Director~~/Company secretary)

Print name: S J SHARPE

== == == == ==

ASIC registered agent number

**lodging party or agent name** Lend Lease Corporation Limited
office, level, building name **or** PO Box no. Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state/territory NSW postcode 2000
telephone ( 02 ) 9236-6111
facsimile ( 02 ) 9252-2192
DX number 10230 suburb/city SSE



ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐



Australian Securities & Investments Commission

Notification of
# share issue

form **207**
Corporations Act 2001
**254X**(1)

company name Lend Lease Corporation Limited
A.C.N. 000 226 228

## Details of the issue

date of issue (d/m/y) 30 / 4 / 03 or period of issue (d/m/y) from / / to / /

### Class of shares - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | Ordinary Shares |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

### Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| ORD | 3,005,227 | $8.71 | |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes ☒ No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

## Signature

*I certify that the information in this form is true and complete.*

print name S J Sharpe capacity Company Secretary

**sign here** S Sharpe date 30 / 4 / 03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Company - Lend Lease Corporation Limited
File No 82-3498



30 April 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3Y – Change of Director's Interest Notice**

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mrs J K Conway in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully



**S J SHARPE**
Company Secretary

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Lend Lease Corporation Limited |
|---|---|
| ABN | 32 000 226 228 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Jill Ker Conway |
|---|---|
| Date of last notice | 6 January 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Direct |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| Date of change | 30 April 2003 |
| No. of securities held prior to change | 22,238 |
| Class | Ordinary Shares |
| Number acquired | 4,835 |
| Number disposed | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $8.71 per share |
| No. of securities held after change | 27,073 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan (as approved by shareholders at the 2000 annual general meeting) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498



# Lend Lease
CORPORATION

30 April 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3Y – Change of Director's Interest Notice**

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr D A Crawford in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Lend Lease Corporation Limited |
|---|---|
| ABN | 32 000 226 228 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | David Alexander Crawford |
|---|---|
| Date of last notice | 20 March 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Direct |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| Date of change | 30 April 2003 |
| No. of securities held prior to change | 3,754 |
| Class | Ordinary Shares |
| Number acquired | 560 |
| Number disposed | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $8.71 per share |
| No. of securities held after change | 4,314 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan (as approved by shareholders at the 2000 annual general meeting) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 April 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3Y – Change of Director's Interest Notice**

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr P C Goldmark in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity | Lend Lease Corporation Limited |
|---|---|
| ABN | 32 000 226 228 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | Peter Carl Goldmark |
|---|---|
| Date of last notice | 6 January 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | Direct |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 30 April 2003 |
| **No. of securities held prior to change** | 2,500 |
| **Class** | Ordinary Shares |
| **Number acquired** | 500 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $8.71 per share |
| **No. of securities held after change** | 3,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan (as approved by shareholders at the 2000 annual general meeting) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.



30 April 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement**
**Appendix 3Y – Change of Director's Interest Notice**

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr R A Longes in relation to shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan, as approved by shareholders at the 2000 Annual General Meeting.

Yours faithfully

S. Sharpe

**S J SHARPE**
Company Secretary

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | Lend Lease Corporation Limited |
|---|---|
| **ABN** | 32 000 226 228 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | Richard Anthony Longes |
|---|---|
| **Date of last notice** | 20 March 2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Direct or indirect interest** | Direct |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | N/A |
| **Date of change** | 30 April 2003 |
| **No. of securities held prior to change** | 12,351 |
| **Class** | Ordinary Shares |
| **Number acquired** | 1,000 |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $8.71 per share |
| **No. of securities held after change** | 13,351 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Shares acquired pursuant to the Non-Executive Directors' Share Ownership Plan (as approved by shareholders at the 2000 annual general meeting) |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **Date of change** | N/A |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | N/A |
| **Interest acquired** | N/A |
| **Interest disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | N/A |
| **Interest after change** | N/A |

+ See chapter 19 for defined terms.